United States Securities and Exchange Commission Washington, D.C. 20549

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Apple, Inc.

Name of persons relying on exemption:           Vicky Wyatt

Address of persons relying on exemption:           2443 FILLMORE ST #380-1279. SAN FRANCISCO CA 94115

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR the Shareholder Proposal calling for a Report on Forced Labor, Item 7 at the Apple Annual Meeting of Shareholders on March 4th 2022.

To Apple Shareholders:

SumOfUs urges you to vote FOR proposal 7 at the annual meeting of Apple’s shareholders on March 4th 2022. This proposal calls on Apple’s board of directors to prepare a report on the extent to which Apple protects workers in its supply chain from forced labor.

The proposal is as follows:

RESOLVED that shareholders of Apple, Inc. (“Apple”) ask the Board of Directors to oversee the preparation of a report, at reasonable cost and omitting confidential and proprietary information, on the extent to which Apple’s policies and procedures effectively protect workers in its supply chain from forced labor, including the extent to which Apple has identified suppliers and sub-suppliers that are at significant risk for forced labor violations, the number of suppliers against which Apple has taken corrective action due to such violations, and the availability and use of grievance mechanisms to compensate affected workers. The report should be posted to Apple’s website.

Independent journalists and research organizations have alleged, based on evidence they gathered, that at least nine companies in Apple’s supply chain participate in the government of China’s forced labor program. This evidence raises serious concerns for investors as to whether the systems Apple has in place to identify and eliminate forced labor from its supply chain are adequate.

There is growing concern within the international community about the horrific human rights abuses being perpetrated against millions of Uyghurs and other Turkic Muslims in the government of China’s network of internment camps and labor programs1. The UK, Canadian and Australian Parliaments and the US State Department have all described the oppression and imprisonment of Uyghurs as a genocide.2 The US State Department has warned US businesses with connections to Xinjiang that they are at high risk of forced labor in their supply chains, and in December the US Administration signed into law the Uyghur Forced Labor Prevention Act which prohibits goods from the region unless 'clear and convincing' evidence can be shown to the contrary.3

The animating concern behind this shareholder proposal is that Apple’s own policies and procedures aren’t fit for purpose if the company may have overlooked instances of forced labor that journalists and research organizations have identified, using publicly available sources. Only with an internal review of the effectiveness of these measures can shareholders understand what new policies and processes might need to be put in place to eliminate the risk of forced labor altogether from Apple’s supply chain.

Credible evidence of allegations of forced labor found in Apple’s supply chain.

Apple relies on over 200 suppliers globally for its products, some of which are located in or source inputs from the Xinjiang province in China. Experts such as the US State Department advise that the situation in Xinjiang presents a set of unique challenges for businesses trying to identify and address forced labor in their supply chains.4

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1 https://edition.cnn.com/interactive/2020/02/asia/xinjiang-china-karakax-document-intl-hnk/

2 https://www.cnn.com/2021/04/22/world/uk-china-uyghur-genocide-motion-gbr-intl/index.html

3 https://www.state.gov/the-signing-of-the-uyghur-forced-labor-prevention-act/

4 https://www.state.gov/xinjiang-supply-chain-business-advisory/

At least nine5 companies in Apple’s supply chain have been alleged to be participating in the government of China’s forced labor program, despite Apple’s own code of conduct listing forced labor as a violation of its core policies.

A report by The Independent in 2020 alleged that over 80,000 Uyghurs have been sent from Xinjiang province to work in factories throughout China under a government-directed labor program that Uyghurs do not enter or remain in voluntarily. The report stated that Uyghurs sent to work in factories are separated from their families, kept under surveillance, and prohibited from praying or reading the Koran.6 The article identified Apple screen manufacturer BOE Technology Group and O-Film, a supplier of camera components for the iPhone, as recipients of government-transferred Uyghur workers.7

The Independent article was based on a report by the Australian Strategic Policy Institute (ASPI). The ASPI report contained additional details about the Chinese government’s labor program that tracked the International Labor Organization’s indicators of forced labor, including having “freedom of movement restricted”; “isolation, such as living in segregated dormitories and being transported in dedicated trains”; and being subjected to monitoring and surveillance.8 In many cases, Uyghurs are sent directly from detention centers and are threatened with being sent back if they break the rules, the ASPI report alleged.9

The ASPI report was widely covered in the press. Articles describing its findings, including the fact that Apple suppliers were using involuntary Uyghur labor, were published in the Los Angeles Times,10 Business Insider,11 The Economist,12 The Telegraph (UK),13 The Guardian,14 and the Chicago Tribune,15 among others.

Within one week of the ASPI report, the Associated Press published results of its own on-the ground-investigation around the O-Film factory.16 The investigation contained interviews with residents living near the factory who claimed that the Uyghur workers, while paid, were only allowed outside the facility two times per month, were dispatched by the government and did not come of their own accord, and were forbidden from practising their faith.

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5 https://appleinsider.com/articles/21/05/10/seven-apple-suppliers-linked-to-chinese-forced-labor-programs; https://www.bloomberg.com/news/articles/2021-03-17/shares-of-china-s-ofilm-drop-after-firm-loses-foreign-customer; https://www.theverge.com/2020/12/29/22204920/lens-technology-uighur-forced-labor-xinjiang-amazon-apple-tesla

6 https://www.independent.co.uk/news/world/asia/uighur-muslim-china-xinjiang-factory-nike-shoe-apple-dell-volkswagen-a9366956.html

7 https://www.independent.co.uk/news/world/asia/uighur-muslim-china-xinjiang-factory-nike-shoe-apple-dell-volkswagen-a9366956.html

8 https://www.aspi.org.au/report/uyghurs-sale

9 https://www.aspi.org.au/report/uyghurs-sale

10 Alice Su, “Forced labor reported at China factories; Uighurs from ‘reeducation’ camps are being exploited, policy institute says,” Los Angeles Times, Mar. 6, 2020.

11 https://www.businessinsider.com/apple-china-suppliers-uyghur-muslims-forced-labor-report-2021-5

12 “What happens when China’s Uighurs are released from re-education camps,” The Economist, Mar. 7, 2020.

13 Nicola Smith, “Uighurs are making shoes for Nike in Chinese forced labour factories, report claims,” The Telegraph (UK), Mar. 1, 2020.

14 Lily Kuo, “China transferred detained Uighurs to factories used by global brands—report,” The Guardian (London), Mar. 1, 2020.

15 Dake Kang and Yanan Wang, “Tech from China features forced labor; Coercive practices are imposed on isolated Uighurs,” Chicago Tribune, Mar. 10, 2020.

16 https://apnews.com/article/ap-top-news-international-news-apple-inc-weekend-reads-china-clamps-down-3f9a92b8dfd3cae379b57622dd801dd5

The U.S. government sanctioned 11 Chinese companies, including O-Film, in July 2020, citing forced labor concerns.17 News reports indicate that Apple ended its relationship with O-Film over the issue.18

Apple’s 2020 Supplier Responsibility Progress Report (2020 Progress Report) says that in the preceding year the company found just 12 core violations of labor and human rights in its assessments, specifically, “10 working hours violations, 1 debt-bonded labor violation, and 1 underage labor violation”. This report doesn’t reference the extent of forced labor found in the investigations into O-Film, and Apple hasn’t provided an explanation or analysis of the gap between these reported instances and the violations captured in its own reporting.

In January 2021,Tech Transparency Project (TTP) discovered Chinese-language sources alleging that at least 3,200 workers had been dispatched from predominantly Uyghur prefectures of Xinjiang to Lens Tech factories elsewhere between 2017 and 2019.19 The first dispatch of 1000 workers from the city of Turpan in 2018 to Lens Tech facilities in the Hunan Province was part of a transfer program which included provisions for “ethnic unity education”.20 An additional 2,200 people were dispatched to Lens Tech facilities in Jiangxi the following year from the Uyghur-majority Kashgar Prefecture by an organization known for ‘military-style’ forced labor transfers.

According to coverage of the issue, Apple responded that “it regularly investigates its suppliers as part of its auditing process and has seen no evidence that Lens Technology has used [Uyghur] workers on Apple production lines.” Apple was quoted as stating that it had “found no evidence of any forced labor on Apple production lines.”21

TTP’s findings also alleged for the first time that such labor transfer workers are managed by the Integrated Joint Operations Platform, a Chinese government surveillance database designed specifically to monitor ethnic minorities in Xinjiang. An Apple spokesman told the Washington Post that Lens Tech had been audited by Apple previously, and flatly denied that any Uyghurs were working at its factories despite video evidence captured by TTP that appeared to show the contrary.

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17 Ana Swanson, “U.S. Imposes Sanctions on 11 Chinese Companies Over Human Rights,” The New York Times, July 20, 2020; Margi Murphy, “US sanctions Apple, Google and Amazon suppliers over alleged Uighur human rights abuses,” The Telegraph (UK), July 21, 2020.

18 https://www.yahoo.com/now/apple-said-cut-ties-china-053835057.html; https://www.bloomberg.com/news/articles/2021-03-17/shares-of-china-s-ofilm-drop-after-firm-loses-foreign-customer

19 https://www.theverge.com/2020/12/29/22204920/lens-technology-uighur-forced-labor-xinjiang-amazon-apple-tesla

20 https://www.techtransparencyproject.org/articles/another-apple-supplier-linked-forced-labor

21 https://www.patentlyapple.com/patently-apple/2020/07/apple-denies-a-report-that-one-of-their-chinese-suppliers-are-using-uighur-slave-labor-on-production-lines.html

In July 2021, the Wall Street Journal reported22 that Lens Tech had phased out Uyghur laborers transferred from Xinjiang - seemingly confirming that the company had engaged in the practice. The extent and nature of the violations at Lens Tech don’t appear to be captured in Apple’s own reporting.

In August 2020, Tech Transparency Project used shipping records and Chinese documentation to allege that Apple sourced retail employee uniforms from a Hong Kong-based company, Esquel Group, that's been implicated in forced labor in Xinjiang. Apple accepts that it sources cotton from Esquel but denied that it comes from Xinjiang.23 Esquel Group owns three milling facilities in the region and works closely with the Xinjiang Production and Construction Corps, a quasi-state entity the US government identified as using forced labor.24 In July 2020, the Department of Commerce imposed sanctions on an Esquel subsidiary in Xinjiang for its involvement in forced labor and in January 2021 the US enforced a blanket import ban on Xinjiang cotton.25

In May 2021, The Information released a report independently analyzed by the Tech Transparency Project and China Labor Watch that provided detailed allegations of probable forced labor at seven additional Apple suppliers.26 This included Advanced-Connectek, which up until 2019 operated a plant in a remote industrial park located immediately adjacent to the Artux City Vocational Skills Education Training Service Center, which is surrounded by “barbed-wire topped walls punctuated by guard towers”—a hallmark of forced labor factories. A government statement said that the companies in question “provided support” to companies including Apple. Apple told the Information that “despite the restrictions of Covid-19, we undertook further investigations and found no evidence of forced labor anywhere we operate.”

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22 https://www.wsj.com/articles/chinese-suppliers-to-apple-nike-shun-xinjiang-workers-as-u-s-forced-labor-ban-looms-11626795627

23 https://www.techtransparencyproject.org/articles/apples-employee-uniforms-tied-forced-labor-xinjiang
https://www.theguardian.com/technology/2020/aug/10/apple-imported-clothes-from-xinjiang-firm-facing-us-forced-labour-sanctions

24 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-order-cotton-products-made-xinjiang-production

25 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-region-wide-withhold-release-order-products-made-slave

26 https://www.theinformation.com/articles/seven-apple-suppliers-accused-of-using-forced-labor-from-xinjiang

Standard corporate auditing tools to identify forced labor in supply chains are inadequate.

In July 2021, the US State Department issued updated guidance for US businesses ‘exposed to… entities or individuals in or linked to Xinjiang that engage in human rights abuses,” including “widespread, state-sponsored forced labor and intrusive surveillance taking place amid ongoing genocide and crimes against humanity in Xinjiang.”27

The Business Advisory “urge[d] businesses and individuals to undertake heightened human rights due diligence to identify potential supply chain links to entities operating in Xinjiang, linked to Xinjiang (e.g., through the pairing program described in III. a or Xinjiang supply chain inputs) or utilizing Uyghur or other ethnic and Muslim minority laborers from Xinjiang.”28

Specifically, the Business Advisory warned that “China’s ongoing crimes against humanity and genocide in Xinjiang and the repressive and opaque environment in China presents extreme challenges to conducting human rights due diligence.”29 In its proxy statement, Apple repeatedly references the number of independent, third-party supplier audits it conducts including “conducting interviews with workers in their native languages and without their managers present.”

The Business Advisory, however, states that “third-party audits are not a sufficient due diligence program, and may not be a credible source of information for indicators of labor abuses in the region,”30 because, among other things, “[a]uditor interviews with workers cannot be relied upon given pervasive surveillance, the threat of detainment, and evidence of workers’ fear of sharing accurate information.”31 Chinese government officials, wary of scrutiny of factories by Western media, have cracked down on in-country labor auditors employed by numerous overseas firms. In September 2020, the Wall Street Journal reported that five supply chain audit firms had ceased activities in Xinjiang because “given the lack of access and heavy policing in the region, they can’t realistically carry out proper examinations of factories.”32 In April 2021, another such organization, Shenzhen Verite was shut down following a raid on its offices by Chinese authorities. Apple had previously hired the company (but not to conduct audits, it said in a statement to the Journal).33

Apple’s statement in opposition to the proposal does not mention China and the unique challenges Xinjiang presents, and doesn’t adequately explain the gap between the credible allegations of forced labor in its supply chain, evidenced by public verifiable sources, and its own disclosures of labor violations.

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27 https://www.state.gov/wp-content/uploads/2021/07/Xinjiang-Business-Advisory-13July2021.pdf, at 2.

28 https://www.state.gov/wp-content/uploads/2021/07/Xinjiang-Business-Advisory-13July2021.pdf, p11

29 https://www.state.gov/wp-content/uploads/2021/07/Xinjiang-Business-Advisory-13July2021.pdf, at 11, 14.

30 https://www.state.gov/wp-content/uploads/2021/07/Xinjiang-Business-Advisory-13July2021.pdf, at 14.

31 https://www.state.gov/wp-content/uploads/2021/07/Xinjiang-Business-Advisory-13July2021.pdf, at 14-15.

32 https://www.wsj.com/articles/auditors-say-they-no-longer-will-inspect-labor-conditions-at-xinjiang-factories-11600697706

33 https://www.wsj.com/articles/china-closes-u-s-auditor-as-tensions-mount-over-forced-labor-allegations-11629390253

Moves by government and regulators to restrict or ban imports from the Xinjiang region, unless companies can provide clear and convincing evidence that they are not linked to forced labor, puts Apple’s supply chain under even greater scrutiny.

The evidence detailed above demonstrates that Apple’s current procedures and policies are inadequate to the task of identifying instances of forced labor -- numerous credible allegations of forced labor were identified by journalists and organisations without the company’s resources.

Failure to develop robust systems to protect the company from producing goods made with forced labour equal to the challenges in places such as the Xinjiang region is therefore not is not only a brand risk but risks significant supply chain disruption and necessary to protect shareholder interests.

We urge you to vote FOR proposal 7.

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ENDS*****************